UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kitty Hawk, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
498326208
(CUSIP Number)
November 14, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|	Rule 13d-1(b)
|X|	Rule 13d-1(c)
|_|	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SACC Partners LP .
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_| (b) |_|
3.	SEC Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
6,091,279
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
6,091,279
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,091,279
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

11.	Percent of Class Represented by Amount in Row (9)
11.6[1]%

_________________________

1 Based on a total of 52,559,114 shares of common stock, par value $0.000001 per share, of Kitty Hawk, Inc. which is the sum of (x) the 50,310,061 shares outstanding at November 11, 2005, as reported in Kitty Hawk, Inc.’s Form 10-Q for the quarterly period ended September 30, 2005 filed with the Securities and Exchange Commission on November 14, 2005, plus (y) 2,249,043 shares of common stock underlying the Series B-1 Preferred Stock and Warrants held by SACC Partners LP and convertible or exercisable within sixty days.

12.	Type of Reporting Person (See Instructions)
PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Riley Investment Management LLC .
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_| (b) |_|
3.	SEC Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
6,091,279[2]
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
6,091,279[2]
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,091,279[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

11.	Percent of Class Represented by Amount in Row (9)
11.6[3]%

_________________________

2 Riley Investment Management LLC, is the General Partner of SACC Partners LP and has sole dispositive and voting power over 6,091,279 shares beneficially owned by SACC Partners LP. Riley Investment Management LLC may therefore be deemed to have beneficial ownership of these shares.

3  Based on a total of 52,559,114 shares of common stock, par value $0.000001 per share, of Kitty Hawk, Inc. which is the sum of (x) the 50,310,061 shares outstanding at November 11, 2005, as reported in Kitty Hawk, Inc.’s Form 10-Q for the

(...continued)

12.	Type of Reporting Person (See Instructions)
IA

_________________________

(...continued)
quarterly period ended September 30, 2005 filed with the Securities and Exchange Commission on November 14, 2005, plus (y) 2,249,043 shares of common stock underlying the Series B-1 Preferred Stock and Warrants held by SACC Partners LP and convertible or exercisable within sixty days.

Item 1.

(a)	Kitty Hawk, Inc.
(b)	1515 West 20th Street
Dallas/Fort Worth International Airport, Texas 75261

Item 2.

(a)	SACC Partners LP
Riley Investment Management LLC

(b)	The address of the principal office for each of the entities listed in Item 2(a) is:
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025
(c)	SACC Partners LP is a Delaware limited partnership
Riley Investment Management LLC is a Delaware limited liability company

(d)	Common Stock, par value $0.000001 per share
(e)	498326208

Item 3.

Riley Investment Management LLC is an investment advisor in accordance with §240.13d-1(b)(ii)(E). The initial 13G filed by Riley Investment Management LLC and SACC Partners LP on June 10, 2004 was filed pursuant to Rule 13d-1(b). This Amendment No. 1 is being filed pursuant to Rule 13d-1(c).

Item 4.	Ownership
	(a)	Amount beneficially owned: 6,091,279[4].
	(b)	Percent of class: 11.6[5]%.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 6,091,279[4].
(ii) Shared power to vote or to direct the vote: 0.
(iii) Sole power to dispose or to direct the disposition of : 6,091,279[4].
(iv) Shared power to dispose or to direct the disposition of : 0.

_________________________

4 Riley Investment Management LLC, is the General Partner of SACC Partners LP and has sole dispositive and voting power over 6,091,279 shares beneficially owned by SACC Partners LP. Riley Investment Management LLC may therefore be deemed to have beneficial ownership of these shares.

5 Based on a total of 52,559,114 shares of common stock, par value $0.000001 per share, of Kitty Hawk, Inc. which is the sum of (x) the 50,310,061 shares outstanding at November 11, 2005, as reported in Kitty Hawk, Inc.’s Form 10-Q for the quarterly period ended September 30, 2005 filed with the Securities and Exchange Commission on November 14, 2005, plus (y) 2,249,043 shares of common stock underlying the Series B-1 Preferred Stock and Warrants held by SACC Partners LP and convertible or exercisable within sixty days.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .  |_|

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Riley Investment Management LLC, is the General Partner of SACC Partners LP and has sole dispositive and voting power over 6,091,279 shares beneficially owned by SACC Partners LP. Riley Investment Management LLC may therefore be deemed to have beneficial ownership of these shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 9, 2005
SACC PARTNERS LP By: Riley Investment Management LLC its General Partner /s/ Bryant R. Riley
Bryant R. Riley, Manager
RILEY INVESTMENT MANAGEMENT LLC /s/ Bryant R. Riley
Bryant R. Riley, Manager

Exhibit A

Statement of Joint Filing

The undersigned herby agree that this Amendment No. 1 to Form 13G/A is filed on behalf of both SACC Partners LP and Riley Investment Management LLC.

Dated:	December 9, 2005

SACC PARTNERS LP By: Riley Investment Management LLC its General Partner /s/ Bryant R. Riley
Bryant R. Riley, Manager
RILEY INVESTMENT MANAGEMENT LLC /s/ Bryant R. Riley
Bryant R. Riley, Manager